Mail Stop 3010

September 22, 2009

Via U.S. Mail and Facsimile 208.785.2890

Mr. John S. Chidester
President and Chief Financial Officer
Town & Country Appraisal Service, Inc.
710 Westbridge Street
PO Box 1041
Blackfoot, ID  83221

> **Re:    Town & Country Appraisal Service, Inc.**
> **Item 4.01 Form 8-K/A**
> **Filed September 3, 2009**
> **File No. 0-53214**

Dear Mr. Chidester:

        We have completed our review of the above referenced filing, as well as the correspondence sent September 10, 2009 addressing re-audit requirements, and have no further comments at this time.

                                            Sincerely,


                                            Mark Rakip
                                            Staff Accountant